

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 6, 2007

Via Facsimile ((646) 848-7678) and U.S. Mail

Lisa L. Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

> **Re:** **Ford Motor Company**
> **Ford Motor Company Capital Trust II**
> **Schedule TO-I filed July 2, 2007**
> **SEC File No. 005-30156**

Dear Mr. Sherry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. Please include the disclosure under Items 3-5 and 8-9 in the offer document delivered to security holders.

Offering Circular
Summary, page 1

2. It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please revise your disclosure under the captions "Summary Consolidated Financial and Operating Data" (page 4) and "Selected Consolidated Financial and Operating Data" (page 25) to include the information

required by Item 1010(c)(1) (with respect to the balance sheet), and (4)-(6) of
Regulation M-A. Refer to Instruction 6 to Item 10 of Schedule TO.

The Conversion Offer

Conditions to the Conversion Offer, page 29

3.   Refer to the conditions in the fourth bullet point and in the second subpart to the
        fifth bullet point in this section of the offer and to the last paragraph on page 29.
        Each condition appears to be subject to your determination based on your sole
        judgment. Please revise here and throughout your offer materials to include a
        reasonableness standard. The ability of the issuer to determine, in its sole
        discretion, whether a condition has occurred may render the offer illusory.

Extension, Delay in Acceptance, page 30

4.   The first sentence in the last paragraph on page 30 appears to indicate that you
        have the ability to terminate the offer at any time for any reason. Please note that
        this appears to render the offer illusory. Please revise.

Withdrawal of Tenders, page 32

5.   Please revise to provide the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

6.   Please revise the language in the last paragraph of this section that states that your
        agent credit withdrawn securities "as soon as practical after the withdrawal" to
        state that your agent will credit such securities "promptly," as required by Rule
        13e-4(f)(5). Please make a similar revision, as necessary, throughout the offer
        document.

Subsequent Repurchases of Trust Preferred Securities, page 35

7.   Please revise your disclosure to clarify that any repurchases of the subject
        securities will be made in compliance with Rule 13e-4(f)(6).

Where You Can Find More Information, page 72

8.   We note that you attempt to incorporate by reference into the Offering Circular all
        filings under Sections 13(a), 14 and 15(d) of the Exchange Act filed while your
        offer is pending. However, Schedule TO does not expressly authorize such
        "forward incorporation by reference." Rather, General Instruction F specifies how
        you may incorporate by reference in a Schedule TO.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions